

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Via E-Mail
J.L. Guerra, Jr.
Chief Executive Officer
Yukon Gold Corporation, Inc.
1226 White Oaks Blvd.
Oakville, Ontario L6H 2B9
Canada

> **Re: Yukon Gold Corporation, Inc.**
> **Preliminary Schedule 14A**
> **Filed April 8, 2011**
> **File No. 0-51068**

Dear Mr. Guerra, Jr.:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Jonathan Gardner, Esq.